VIA EDGAR

January 17, 2008

Ms. Patricia Williams

Securities and Exchange Commission

Investment Company Division

100 F. Street, N.E.

Washington, DC 20549

Re:	Wasatch Funds, Inc. (“Registrant”)
File Nos. 033-10451, 811-04920

Dear Ms. Williams:

This letter responds to the comments on (i) Post-Effective Amendment No. 40 to the Registrant’s registration statement on Form N-1A, (ii) the Annual Report dated September 30, 2007 and (iii) Form N-SAR for the year ended September 30, 2007 that were provided to me by telephone on Monday, January 14, 2008.

Registration Statement

1. SEC Comment: Under the section “Summary-Investment Objectives, Principal Strategies and Principal Risks” in the Prospectus on page 5, please move the sections “Why Wasatch Closes or Re-Opens Funds and How Wasatch Closes or Reopens Funds” to another section in the Prospectus. These sections do not belong in the Summary.

Response: The change will be made as requested.

2. SEC Comment: Under the section “Summary-Investment Objectives, Principal Strategies and Principal Risks-Emerging Markets Small Cap Fund–Principal Strategies” in the Prospectus on page 10, in the fourth paragraph please delete the phrase “country of headquarter offices.” In addition, please clarify the phrase “geographic location of assets.”

Response: The phrase “country of headquarter offices” will be deleted as requested. The following sentence will be added to the end of the fourth paragraph to clarify geographic location of assets: “When the majority of a company’s assets are located in an emerging market, we will typically consider the company to be domiciled in an emerging market.”

3. SEC Comment: Under the section “Summary-Investment Objectives, Principal Strategies and Principal Risks-Global Science & Technology Fund–Principal Strategies” in the Prospectus on page 12, please disclose the percentage of assets that the Fund will invest outside of the United States.

Response: The following sentence will be added to the Prospectus: “Under normal market conditions, a significant portion of the Fund’s assets (typically between 30% and 80% at the time of purchase) will be invested outside the U.S.”

4. SEC Comment: Under the section “Summary-Investment Objectives, Principal Strategies and Principal Risks-International Growth Fund–Principal Strategies” in the Prospectus on page 20, please provide the number of countries that the Fund will invest in.

Response: The following sentence will be added to the end of the second paragraph “Under normal market conditions, the Fund will invest in at least 5 of the countries included in the MSCI AC World Ex-U.S.A. Small Cap Index.”

5. SEC Comment: Under the section “Summary-Investment Objectives, Principal Strategies and Principal Risks-Micro Cap Fund–Principal Risks” in the Prospectus on page 27, please revise Small and Micro Cap Company Stock Risk to be a micro-cap company risk since the Fund invests in micro cap companies.

Response: The change will be made as requested.

6. SEC Comment: Under the section “Summary-Investment Objectives, Principal Strategies and Principal Risks-Micro Cap Value Fund–Principal Risks” in the Prospectus on page 30, please revise Small and Micro Cap Company Stock Risk to be a micro-cap company risk since the Fund invests in micro cap companies.

Response: The change will be made as requested.

7. SEC Comment: According to the Annual Report for the Registrant dated September 30, 2007, the Wasatch Core Growth Fund invested 29.0% of its assets in financials, the Wasatch International Growth Fund invested 28.7% of its assets in financials, the Wasatch International Opportunities Fund invested 28.4% of its assets in financials and 26.8% of its assets in consumer discretionary, the Wasatch Micro Cap Fund invested 29.3% of its assets in information technology, the Wasatch Micro Cap Value Fund invested 27.7% of its assets in information technology, the Wasatch Small Cap Value Fund invested 25.0% of its assets in financials, and the Wasatch Ultra Growth Fund invested 29.8% of its assets in information technology and 27.8% of its assets in health care.

The Prospectus for the Registrant does not currently provide disclosure in the principal investment strategies and principal risks with respect to these types of investments. Please explain.

Response: The Registrant will revise the disclosure for each Fund under the section “Summary-Investment Objectives, Principal Strategies and Principal Risks-Principal Strategies” in the Prospectus to include the following language:

“The Fund may invest a large percentage of its assets in a few sectors.”

The Registrant will revise the disclosure for each Fund under the section “Summary-Investment Objectives, Principal Strategies and Principal Risks-Principal Risks” in the Prospectus to include the following risk:

“Sector Weightings Risk. Market conditions, interest rates, and economic, regulatory, or financial developments could significantly affect a single sector and the securities of companies in that sector could react similarly to these or other developments. If the Fund invests in a few sectors it may have more exposure to the price movements of those sectors than funds that diversify their investments among many sectors.”

Annual Report

8. SEC Comment: Regulation S-X Article 12 Rule 12-13 governs Investments-Other than Securities for Management Investment Companies. AICPA Audit and Accounting Guide, Chapter 7 – Financial Statements of Investment Companies-Illustrative Financial Statements of Management Investment Companies, 7.95-Footnote 8 provides an example on portfolio securities loaned, financial future contracts and forward currency contracts. Please explain how the Funds comply with these rules with respect to forward currency contracts.

Response: The Registrant believes that it engages only in foreign currency exchange transactions necessary to settle foreign securities transactions. To the extent the Funds engage in forward currency contracts in the future, financial statements will reflect this fact accordingly.

Form N-SAR

9. SEC Comment: The Registrant filed a Form N-SAR-B on November 29, 2007. Form N-SAR requires that the Registrant attach an Accountant’s Report on Internal Control from its independent public registered accounting firm as Exhibit 77(b). The Registrant filed the incorrect exhibit. Please amend the filing and provide the correct exhibit.

Response: The Registrant will file a Form N-SAR-B/A and include the Accountant’s Report on Internal Control as Exhibit 77(b).

You requested that the Registrant make certain representations concerning the Registration Statement and the response being made to the comments received. These representations are included as an exhibit to this letter.

Please call me at (617) 662-3969 if you have any further questions.

Very truly yours,

/s/ Francine S. Hayes
Francine S. Hayes
Vice President and Senior Counsel

cc:	R. Biles

EXHIBIT

[Wasatch Funds Letterhead]

Via EDGAR Correspondence

January 17, 2008

Ms. Patricia Williams

Securities and Exchange Commission

Investment Company Division

100 F. Street, N.E.

Washington, DC 20549

Re:	Wasatch Funds, Inc. (“Registrant”)
File Nos. 033-10451, 811-04920

Dear Ms. Williams:

In connection with a response being made on behalf of Wasatch Funds, Inc. (“Registrant”) to comments you provided with respect to Post-Effective Amendment No. 40 to the Registrant’s registration statement filed on Form N-1A for the Registrant on November 30, 2007 (“Registration Statement”), the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Registration Statement;

•

comments of the staff of the Securities and Exchange Commission (“SEC Staff”) or changes to disclosure in response to SEC Staff comments in the Registration Statement reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the Registration Statement; and

•	the Registrant may not assert SEC Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws.

We hope that the foregoing is responsive to your request made on January 14, 2008. Please do not hesitate to contact the undersigned at (801) 415-5519 if you have any questions concerning the foregoing.

Sincerely,

/s/ Russell L. Biles
Russell L. Biles

cc:	D. Thurber